Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated March 30, 2011

Relating to Prospectus dated September 8, 2009

Registration No. 333-161635

March 30, 2011

CENTRAL FUND OF CANADA LIMITED

TREASURY OFFERING OF NON-VOTING, FULLY-PARTICIPATING CLASS A SHARES

FINAL TERMS

Issuer:	Central Fund of Canada Limited (“Central Fund” or the “Company”).

Issue:	14,350,000 non-voting, fully-participating Class A shares (the “Shares”).

Issue Size:	US$320,005,000.

Offering Price:	US$22.30 per Share.

Right:

The Underwriters have been granted the right to increase the size of the Issue by up to an additional 1,800,000 Shares, exercisable in whole or in part, at any point prior to 4:00 pm (EST) on March 30, 2011.

Pre-Issue Shares Out.:	238,282,713 Class A Shares outstanding plus 40,000 Common Shares issued and outstanding (approx. US$5.4 billion market cap).

Use of Proceeds:	Substantially all of the net proceeds of this offering will be used to purchase gold and silver bullion in accordance with Central Fund’s investment policies.

Eligibility for Investment:	The Shares will be eligible under the usual Canadian statutes and for RRSPs, RRIFs, TFSAs and DPSPs as Canadian property.

Offering Procedure:	Overnight marketed public offering distributed pursuant to a shelf prospectus filed on September 8, 2009 in all provinces and territories of Canada (except Quebec) and under MJDS in the United States.

Listing:	The Shares are currently listed on the Toronto Stock Exchange (CEF.A and CEF.U) and the NYSE AMEX (CEF).

Commission:	4.0%

Lead Underwriter:	CIBC

Pricing Date:	March 30, 2011.

Closing Date:	April 6, 2011.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies may be obtained from CIBC by calling toll-free 1-800-282-0822.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.